Exhibit 99.2

Stock Purchase Agreement

This Agreement is entered into on, March 24, 2003 among  E. T. Gravette, Jr. and G. J. Records, Jr. (each of Gravette and Records are referred to as “Buyer” and collectively as “Buyers”) and Ridgestone Corporation (“Ridgestone”), D. Stephen Antion as trustee of the Antion Trust (“Antion”) and Christopher S. Kiper, individually and as trustee of the Kiper Family Trust (“Kiper”).  Each of Ridgestone, Antion and Kiper are referred to herein as a “Seller” and collectively as the “Sellers”.

1.               Sale of Shares.  At the Closing Date (as defined below), each Seller shall sell, transfer and deliver to Buyers, and Buyers shall purchase from such Seller, the shares (the “Shares”) of common stock of Pacer Technology, a California corporation (the “Company”), listed on Schedule A hereto, for a purchase price per share of $6.00 (all subject to proportionate adjustment in the event of any stock split, stock dividend, recapitalization, reorganization, cash dividend or distribution or the like affecting the Shares) as adjusted for the contingent payments set forth below.

2.               Closing.  The sale and purchase of the Shares shall be consummated on March 25, 2003 (or such other date as Buyers and Sellers shall mutually agree) at nine o’clock, a.m., Los Angeles time, by delivery to Buyers of the Shares by DTC transfer (to account number 901/246841/Midfirst Bank) by each Seller giving irrevocable instructions to such Seller’s custodian to transfer such Shares to Buyers’ account against payment by wire transfer by Buyer of the full purchase price for the Shares to the accounts of the Sellers as instructed by the Sellers.  The time of delivery and payment is herein called the “Closing Date”.

3.               Sellers’ Representations and Warranties.  Each Seller, severally and not jointly, represents and warrants to Buyers, and this Agreement is made in reliance on the following:

a.               Such Seller owns beneficially the Shares set forth opposite its name on Schedule A.

b.              Such Seller has good, marketable and indefeasible title to and full power of disposition over and has full right to sell and transfer to Buyer the Shares set forth opposite its name on Schedule A.

c.               Such Seller’s Shares are being transferred free of all liens, claims, debts or other encumbrances; provided, however, that such Shares may be subject to restrictions on transfer by Buyers pursuant to the Securities Act of 1933, including Rule 144 thereunder.

4.               Buyers’ Representations, Warranties and Covenants.  Buyers, jointly and severally, represent and warrant to, and covenants with, each Seller, and this Agreement is made in reliance on the following:

a.               Until two years from the Closing Date, Buyers or any affiliate of Buyers or any “group” (within the meaning of Securities Exchange Act Rule 13d-5(b)) of which a Buyer or any affiliate of a Buyer is a member (collectively referred to herein as “Buyers’ Group”) shall not purchase, by merger, tender offer, or open market purchase , any shares of common stock of the Company at a price less than the price per share set forth in paragraph 1 above; provided, however, that the provisions of this paragraph 4(a) shall not apply to a purchase of shares of common stock of the Company by Buyers’ Group in one or more privately negotiated, off-market transactions.

b.              Until two years from the Closing Date, if Buyers’ Group purchases shares of common stock of the Company for a price in excess of the price per share set forth in paragraph 1 above, Buyers shall promptly pay to each Seller an amount equal to the difference between the highest price per share paid by Buyers’ Group and the price set forth in paragraph 1 above multiplied by the number of shares set forth on Schedule A for each Seller.

c.               Until one year from the Closing Date, if Buyers’ Group disposes of any or all the Shares (whether by merger, stock sale, liquidation or otherwise) for a price in excess of the price per share paid by Buyers to Sellers hereunder, Buyers shall promptly pay to Sellers, pro rata, 90% of such excess.

d.              The execution, delivery and performance of this Agreement by Buyers will not violate, breach or cause a default under any agreement, law, order, judgment, decree or other obligation applicable to either Buyer.

e.               Each Buyer acknowledges that (i) Antion is a member of the Company’s Board of Directors and as a result Sellers may have information regarding the Company and its prospects that Buyers may not at this time have (and which Sellers may be restricted from disclosing), (ii) Buyers are  intimately familiar with the Company and had the opportunity to ask the Company questions regarding the Company and its prospects, (iii) each Buyer is able to fend for himself, can bear the economic risk of acquisition of the Shares and (iv) each Buyer has such knowledge and experience in financial or business matters that he is capable of evaluating the merits and risks of the transaction described in this Agreement.  Each Buyer agrees not to assert any claim, or to institute any legal, equitable, administrative or other proceedings against Sellers or any of their affiliates as a result of non-disclosure of any information in Sellers’ possession.

f.                 Notwithstanding anything to the contrary contained herein as between Buyers and Sellers, the voting and disposition of the Shares acquired hereunder shall be in the sole discretion of Buyers.

5.               Miscellaneous.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the heirs, administrators, executors and assigns of each Seller and each Buyer.  This Agreement may be assigned by Buyers, but such assignment shall not relieve Buyers of any of the obligations or duties imposed upon Buyers hereunder.  Time is of the essence herein.  Each Seller acknowledges that the Shares  are a unique asset and that money damages would not be an adequate remedy for breach of this Agreement and that Buyers shall be entitled to specific performance or other equitable relief, in addition to any other remedies.  Each Buyer acknowledges that the covenants contained in paragraph 4(a) are a unique asset and that money damages would not be an adequate remedy for breach of this Agreement and that Sellers, and each of them, shall be entitled to specific performance or other equitable relief, in addition to any other remedies for breach by Buyers.  This Agreement may be executed in counterparts, but all such counterparts shall constitute one and the same agreement.  This Agreement contains the entire agreement of the parties hereto, and supersedes any prior written or oral agreements between them concerning the subject matter hereof.  This is an integrated document.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the date first above written.

“Sellers”

“Buyers”

Ridgestone Corporation

/s/ D. STEPHEN ANTION	/s/ E.T. GRAVETTE, JR.
D. Stephen Antion	E.T. Gravette, Jr.
President

Antion Trust

/s/ D. STEPHEN ANTION	/s/ G.J. RECORDS, JR.
By: D. Stephen Antion, Co-Trustee	G. J. Records, Jr.

Kiper Family Trust

/s/ CHRISTOPHER S. KIPER
By: Christopher S. Kiper, Co-Trustee

/s/ CHRISTOPHER S. KIPER
Christopher S. Kiper

Schedule A

Seller	Shares
Ridgestone	540,495
Antion	16,000
Kiper	37,000